Exhibit 12.1
CA, Inc.
STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Fiscal Year					Six Months Ended
	2009	2010	2011	2012	2013	September 30, 2013
Earnings available for fixed charges:
Earnings from continuing operations before income taxes, minority interest and discontinued operations	$1,049	$1,152	$1,209	$1,354	$1,318	$563
Add: Fixed charges	191	156	121	123	119	50
Total earnings available for fixed charges	$1,240	$1,308	$1,330	$1,477	$1,437	$613
Fixed charges:
Interest expense(1)	$130	$102	$68	$64	$64	$34
Interest portion of rental expense	61	54	53	59	55	16
Total fixed charges	$191	$156	$121	$123	$119	$50
RATIOS OF EARNINGS TO FIXED CHARGES	6.49	8.38	10.99	12.01	12.08	12.26
Deficiency of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a	n/a

(1)	Includes amortization of discount related to indebtedness